PMU News Release #13-07
TSX: PMU
OTCQX: PFRMF

September 13, 2013

Pacific Rim Mining Announces Results of Annual General Meeting of Shareholders

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) announces that the Company's shareholders approved all matters submitted by management for their consideration at the Annual General Meeting held in Vancouver, BC on September 12, 2013.

A total of 121,353,684 shares were voted by proxy and by shareholders attending the meeting in person, representing 57.53% of the Company’s 210,951,708 shares issued and outstanding at the Company’s record date.

Shareholders passed resolutions on a show of hands approving the re-election of Ms. Catherine McLeod-Seltzer, Mr. Thomas Shrake, Mr. William Myckatyn, Mr. David K. Fagin and Mr. Timothy C. Baker as directors for the ensuing year. The proxy results on the election of directors were as follows:

Name of Nominee	Votes For		Votes Withheld
	Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
Catherine McLeod-Seltzer	44,327,802	99.31%	308,079	0.69%
Thomas Shrake	44,352,826	99.37%	283,055	0.63%
William Myckatyn	43,831,077	98.20%	804,804	1.80%
David K. Fagin	43,765,553	98.05%	870,328	1.95%
Timothy C. Baker	43,829,184	98.19%	806,697	1.81%

Shareholders also passed ordinary resolutions approving the appointment of PricewaterhouseCoopers LLP as auditors for the ensuing year, and the ratification, confirmation, authorization and approval of the Company’s Advance Notice Policy.

About the Company
Pacific Rim is a mineral exploration company focused on high grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador, where the Company also owns several grassroots gold projects.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com